July 22, 2005


Room 4561

Monte Ross
Chief Executive Officer
Ultradata Systems, Incorporated
1240 Dielman Industrial Court
St. Louis, MO 63132

Re:	Ultradata Systems, Incorporated
	Amendment No. 3 to Registration Statement on Form SB-2
	Filed June 27, 2005
	File No. 333-123764

	Form 10-KSB for the fiscal year ended December 31, 2004
	Form 10-QSB for the fiscal quarter ended March 31, 2005
	File No. 0-25380

Dear Mr. Ross:

	This is to advise you that we have limited our review to the matters identified below and have the following comments. Where indicated, we think you should revise your documents in response to these comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form SB-2

Registration Front Cover
1. In amendment no. 2 to the registration statement you registered
3.1 million shares. In the current amendment, you are now registering 36.3 million shares. Please explain in your response letter why you are registering more than ten times the amount of common stock from your previous amendments and consider whether this
1200% increase necessitates additional disclosure in your risk factors section. For example, you disclose in several risk factors on pages 10 and 11 of your registration statement that the dilutive effect of these shares may adversely affect the market price of your common stock. Consider supplementing such risk factor disclosure with a discussion of the effect such potential dilution could have on your ability to attract additional investment from outside investors and the resulting effect on your ability to fund business operations.

Prospectus Summary, page 6
2. You indicate on page 6 and elsewhere in your registration statement that in June 2005 investors advanced you $50,000, representing a prepayment for the exercise of warrants with the credit against the exercise price of the warrants to be at the investor`s sole discretion. Revise your disclosure to better explain this arrangement. For example, since the investors have paid $50,000, why are you categorizing this as an advance representing "prepayment towards the exercise of warrants" as opposed to simply an exercise of warrants? Is there some benefit either you or the investor are deriving from treating the $50,000 payment this way? What exactly is at the investor`s sole discretion? Clarify that these warrants are the warrants issued to investors pursuant to the
February 14, 2005 securities purchase agreement.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, page 14
3. We note your response to comment 2 of our letter dated June 17, 2005. However, it appears that in response to our request for added disclosure regarding your future financial condition and results of
operations, material opportunities, challenges and risks, you devote
the first section of the first two paragraphs discussing the success
of your business in 2003 and the first half of 2004.  Given the loss
of two major customers, and the significant decrease in sales from the first quarter of 2004 to the first quarter 2005, revise this section to provide a more balanced overview of your current business operations and future prospects as opposed to past performance.
Also
eliminate the repetitive disclosure that appears in the first few sentences of these two paragraphs.
4. The first paragraph in the "Overview" subsection suggests that you
terminated your agreement with AAA, but the subsequent paragraph suggests that AAA initiated the termination of the agreement. Clarify the events that led to the termination of your agreement with
AAA.  What prompted AAA to request that you terminate the
agreement?
Do you foresee similar problems with your current agreement with Automobile Clubs of America?
5. In addition, the second paragraph indicates that it is
difficult
to quantify the effect of the termination of the agreement with
AAA,
yet you indicate on page 18 that the larger reduction in backlog was
due to the loss of the AAA agreement. Revise your disclosure to address this inconsistency.
6. Please revise this section and your "Business" section to take into account the recent developments in your business and your first quarter results of operations. We note for example your sales declined from over $1.7 million in the first quarter of 2004 to about
$.08 million in the first quarter 2005.  Please more prominently
discuss this decline.   Consider also revising to discuss any
material developments that occurred since March 31, 2005.
7. You indicate that Kohl`s and Wal-Mart have committed to carry your
products later this year.  Clarify what you mean by use of the term
"committed." Have these companies committed to do so pursuant to executed contracts? If so, since such agreements would appear to be material, file such agreements as exhibits to the registration statement and disclose the material terms of such contracts.
8. We note your intent to revise your business practices and begin your own marketing. Please describe this process in greater detail with quantifiable estimates of material costs.  Please also
quantify
the costs associated with developing, marketing and selling and provide greater detail on the current stage of development of the cell-phone Road Wiz, and your enhanced Road Genie.
					* * * * *

	If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact
Perry
Hindin (202) 551-3444 or the undersigned, at (202) 551-3730.

      Sincerely,


      Barbara C. Jacobs
      Assistant Director


cc:	Via Facsimile
      Gregory Sichenzia, Esq.
      James Turner, Esq.
      Sichenzia Ross Friedman Ference LLP
      1065 Avenue of the Americas
            New York, New York 10018
	Phone: (212) 930-9700
      Fax: (212) 930-9725
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Monte Ross
Ultradata Systems, Incorporated
July 22, 2005
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